Exhibit 10.3

The3rdBevco Inc.

606 Johnson Ave. Suite 1

Bohemia, NY 11716

Attn: Peter Scalise

pete@the3rdbevco.com

May 15, 2021

Dear Peter,

In regards to the note I am the holder of from The3rdBevco Inc. in the amount of $8200.00 with a maturity date of May 16, 2021 I do hereby agree to grant a one-year extension of the repayment terms of said note to May 16, 2022.

My sincere thanks,

Thomas J. Cox

/s/ Thomas J. Cox

Thomas J. Cox

629 VALENCIA ROAD

VENICE FL 34285

tomcoxnpt@gmail.com